VEON Completes the Move of its Headquarters to Dubai Dubai, 19 December 2024: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Group”), today announces that it has completed the move of its Group headquarters from Amsterdam to Dubai, United Arab Emirates. This announcement follows the approvals in the meetings of the VEON Board of Directors in Amsterdam on 12 December 2024 and in Dubai on 19 December 2024 to move the place of effective management of VEON Ltd. to the Dubai International Financial Centre (DIFC). These approvals, coupled with the headquarter activities that are already performed by the Group in Dubai, completes the move of the Group headquarters to Dubai. The remaining functionality in the Amsterdam office is expected to be further scaled down in the coming period, as previously announced by the Group. With the move of its Group headquarters to the Dubai, VEON is now the largest Nasdaq- listed company with its Group headquarters in Dubai, which is also home to Nasdaq Dubai. “Over the past few months, we have taken a number of steps that simplify our governance and reinforce our strategic alignment to our key markets. With the consolidation of our trading on Nasdaq in New York, United States, and the completion of our Group headquarters move to Dubai, we are well positioned to be a unique opportunity for global investors interested in frontier market growth opportunity. We look forward to benefiting from the opportunities that our Dubai move entails, including access to world class talent and enhanced visibility with Gulf investors,” said Kaan Terzioglu, Group CEO of VEON. VEON is a Nasdaq-listed company with a global shareholder base. VEON’s Digital Operators serve 160 million connectivity customers, and nearly 110 million monthly active digital users in the six markets where VEON operates: Ukraine, Pakistan, Bangladesh, Kazakhstan, Uzbekistan and Kyrgyzstan. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information visit: www.veon.com

Disclaimer This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s corporate strategy. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information VEON Hande Asik Group Director of Communication pr@veon.com